# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Redwood Trust, Inc., CIK 0000930236
CUSIP: 758075402
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1 Belvedere Place, Suite 300, Mill Valley, United States (X1), 94941
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000936872-25-000005
Filed by CIK 0000936872

## Reporting persons
- Bay Pond Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,500,421; sole dispositive power 0; shared dispositive power 4,500,421; aggregate amount beneficially owned 4,500,421 (3.6% of the class)

## Item 1. Issuer
Name of issuer: Redwood Trust, Inc.
Address of issuer's principal executive offices: 1 Belvedere Place, Suite 300, Mill Valley CA 94941

## Item 2. Person Filing
Name of person filing: Bay Pond Partners, L.P.
Address of principal business office or, if none, residence: c/o Wellington Management Company LLP, 280 Congress Street, Boston MA 02210
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 4,500,421
Percent of class: 3.60
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 4,500,421
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 4,500,421

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Bay Pond Partners, L.P.: Ihsan Speede, Authorized Person (05/15/2026)
Comment: Wellington Alternative Investments LLC; Its General Partner

Signature: Ihsan Speede
Name/Title: Authorized Person
Date: 05/15/2026